JAMES E. TOPINKA

Partner

(415) 591-1519

jtopinka@winston.com

March 20, 2012
VIA EMAIL Mr. Russell Mancuso U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549			BEIJING CHARLOTTE CHICAGO GENEVA HONG KONG HOUSTON LONDON LOS ANGELES MOSCOW NEW YORK NEWARK PARIS SAN FRANCISCO SHANGHAI WASHINGTON, D.C.
Re:	OPTi Inc. Amendment No. 3 to Preliminary Consent Solicitation Statement on Schedule 14A To Be Filed March 21, 2012 File No. 000-21422

Dear Mr. Mancuso:

Thank you for your comment letter dated March 15, 2012 concerning the revised preliminary Consent Solicitation Statement (the “Statement”) filed by OPTi Inc. (the “Company”) on March 13, 2012. The Company has asked me to respond to your comments on its behalf. Amendment No. 3 will be filed on March 21, 2012 together with the required acknowledgement letter from the Company.

Enclosed is a revised copy of the Statement marked to reflect the Company’s responses to your comments. The following is a brief explanation of the Company’s responses.

	1.	The enclosed Statement has been revised on pages 4-5 to remove references to input received by the Company from outside parties with regard to the alternatives considered since the Company has concluded that specific disclosure of such input is not material to a shareholder’s decision whether to consent to the liquidation. As set forth in the Statement, the Board’s decision to liquidate the Company was based on a number of factors that the Board considered for over a year with regard to the various alternatives, and although it received input from several outside advisors during that year with regard to those alternatives, no particular advisor’s input was determinative of the Board’s final decision. Because references to outside parties have been removed, we believe that Item (b)(6) of Schedule 14A does not apply.

March 20, 2012 U.S. Securities and Exchange Commission Page 2

2.	The Company has included financial information required by Rule 3.01 of Regulation S-X in the enclosed Statement.

Please inform me if Amendment No. 3 resolves all pending comments so we can proceed to finalize the Statement for distribution to the Company’s shareholders. Thank you.

Sincerely,

/s/ James E. Topinka

James E. Topinka

Encl:	Consent Solicitation Statement

cc:	Ms. Allicia Lam, Securities and Exchange Commission (By Email)
Mr. Michael Mazzoni, OPTi Inc. (By Email)